

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop: 3628

August 22, 2017

<u>Via E-mail</u>
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association, as Certificate Administrator
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **WFRBS Commercial Mortgage Trust 2013-C14**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 333-172366-07**
>
> **WFRBS Commercial Mortgage Trust 2013-C18**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 333-172366-11**

Dear Mr. Sfarra:

    We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K of WFRBS Commercial Mortgage Trust 2013-C14</u>
<u>Part IV – Item 15. Exhibits, Financial Statement Schedules</u>

1. We note that Exhibits 33.39 and 34.39 (servicer assessment of and corresponding attestation report for Park Bridge Lender Services LLC as trust advisor of the 100 & 150 South Wacker Drive Mortgage Loan) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section indicated that Park Bridge's servicer assessment and corresponding attestation report should be included because Park Bridge is servicing mortgage loans that constituted 5% or more of the assets of the issuing entity. Please file an amended Form 10-K to include the required Park Bridge exhibits.

<u>Form 10-K of WFRBS Commercial Mortgage Trust 2013-C18</u>
<u>Part IV – Item 15. Exhibits, Financial Statement Schedules</u>

2. We note that Exhibits 33.36, 34.36 and 35.17 (servicer assessment of, corresponding attestation report for, and servicer compliance statement of CW Capital Asset Management LLC as special servicer of the Sullivan Center Mortgage Loan) and Exhibits 33.40 and 34.40 (servicer assessment of and corresponding attestation report for Park Bridge Lender Services LLC as trust advisor of the Sullivan Center Mortgage Loan) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section did not discuss these omissions. Please revise the Explanatory Notes section to include an explanation of these omissions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Jeff Blake, Wells Fargo
        David Burkholder, Cadwalader, Wickersham & Taft LLP